EXHIBIT 21.1

SUBSIDIARIES OF VANTIV, INC.

State or Other
Jurisdiction
Subsidiary	of Formation

Vantiv Holding, LLC	Delaware
Vantiv, LLC	Delaware
Vantiv Company, LLC	Delaware
Vantiv Payment Systems, LLC	Delaware
8500 Governors Hill Drive, LLC	Delaware
NPC Group, Inc.	Delaware
National Processing Management Company	Delaware
National Processing Company Group, Inc.	Delaware
National Processing Company	Nebraska
Best Payment Solutions, Inc.	Illinois
Litle & Co. LLC	Delaware